April 6, 2020

Frank Haluska
Chief Executive Officer
Anchiano Therapeutics Ltd.
5 Kiryat Hamada St.
P.O. Box 45032
Jerusalem, 9777401, Israel

       Re: Anchiano Therapeutics Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 30, 2020
           File No. 001-38807

Dear Dr. Haluska:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Anna T. Pinedo